IMC Bolsters German Sales Network with Purchase Commitment from Zur Rose Pharma GmbH

  IMC delivering on German strategy with fourth binding purchase commitment with distribution partner in Germany

  Zur Rose Pharma GmbH is part of the Zur Rose Group - Europe's largest e-commerce pharmacy

* Currency is in CAD$ unless specified otherwise

Toronto, Canada; Glil Yam, Israel; and Bad Oldesloe, Germany - July 15, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel and across Europe, is pleased to announce that its German subsidiary, Adjupharm GmbH ("Adjupharm"), has received a definitive purchase commitment of medical cannabis over the next twelve months from Zur Rose Pharma GmbH, an established distributor in Germany (the "Purchase Commitment"). This is the Company's fourth definitive purchase commitment with a distributor in Germany and advances IMC's strategy of creating a network of distribution partnerships to maximize penetration of IMC-branded products.

"We have now signed our fourth sales agreement with a binding purchase commitment. More importantly, we have added Zur Rose Pharma GmbH as a key partner, a well-established and reputable pharmaceutical service provider and  wholesaler that bolsters our ability to provide quality medical cannabis products across the large and dynamic German market. As we continue to add trusted partners to our MCO network, we firmly believe that we have created a strong foundation to become the preeminent brand in international medical cannabis," said Oren Shuster, CEO of IMC.

"The momentum IMC has established within the German market is indicative of strong demand and favourable industry fundamentals for medical cannabis. With the launch of the IMC brand in Germany in Q3 2020, we have been deploying our sales teams to further physician education across the country and build our brand's reputation as a reliable provider of top quality medical cannabis to patients, pharmacists and physicians," added Richard Balla, CEO of Adjupharm.

Details of the Purchase Commitments and Sales Agreements

Through its EU-GMP certified subsidiary, Adjupharm, the Company has entered into a three-year sales agreement with the medical cannabis distributor Zur Rose Pharma GmbH in Germany. This distributor has entered into a purchase commitment under its sales agreement.

IMC has also previously announced that Focus Medical Herbs Ltd. has signed six binding sales agreements for the distribution of IMC-branded medical cannabis products in Israel. Total consolidated revenue from all binding sales agreements in Israel is expected to be $193.5 million with an expected gross margin of 50%. A total of 33,075kg of medical cannabis will be delivered in Israel between Q2 2020 and 2023, and 3,000kg of medical cannabis under the sales agreements is expected to reach pharmacies in 2020.

About IM Cannabis Corp.

IMC is a multi-country operator in the medical cannabis sector, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Zur Rose Pharma GmbH

With its headquarter in Halle (Saale) Germany, Zur Rose Pharma GmbH is a service company of Zur Rose Group (CH). Since 2004 Zur Rose Pharma GmbH has been licensed as a pharmaceutical wholesaler and supports the supply in the German and European market by shipping pharmaceuticals, health and care products. Its core competencies are the customer-focused orientation of order processing, the customer services offered, marketing and logistics.

Within the framework of this strategy, Zur Rose Pharma GmbH has entered the narcotics market as a wholesaler for the supply of medical cannabis. On May 5, 2020, the Federal Opium Agency granted the necessary permission according to § 3 of the Narcotics Act.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with five other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

Financial Outlook

The Company and its management believe that the estimated revenues and gross margins contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered financial outlooks under applicable securities laws. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to previously announced sales agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See "Disclaimer for Forward Looking Statements" below.

Disclaimer for Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions.  Forward-looking information in this press release includes, without limiting the foregoing, information relating to the Company's projected revenues and profitability due to previously announced sales agreements, the expected amount of medical cannabis to be delivered under the Purchase Commitment and other previously announced sales agreements and purchase commitments, the timing of Adjupharm's formal launch of the IMC brand in Germany, the Company obtaining the medical cannabis to fulfill the Purchase Commitment from the Company's EU-GMP certified supply partner in Europe, the Company marketing its products with physicians, pharmacies and patients in Germany and the strategic business plans of the Company and Zur Rose Pharma GmbH. Forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking information, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company operates or intends to operate; the Company's and Focus Medical's reliance on third party supply partners for the Company and Focus Medical to successfully deliver  on previously announced sales agreements and purchase commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. The Company does not undertake any obligation to update forward-looking information except as required by applicable securities laws. Investors should not place undue reliance on forward-looking information.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca